Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)

# Welcome

Validus Holdings recently announced an increased offer to acquire IPC Holdings under which IPC shareholders will now receive $3.00 in cash and 1.1234 Validus voting common shares for each IPC common share. Validus' increased offer represents a 13.2% premium to IPC's closing stock price on May 15, 2009, the day prior to the announcement of Validus' increased offer, and is clearly a better deal than the proposed combination of IPC and Max Capital Group, which provides no consideration to IPC shareholders. Besides the immediate premium being offered, the Validus Offer will provide IPC shareholders with the opportunity to benefit from stable, profitable diversification into attractive business lines with superior growth opportunities. In addition, the combined company will have a strong balance sheet and minimal exposure to risky asset classes and an experienced, proven and stable management team with substantial expertise operating in IPC's core lines of business.

**Our Three-part Plan and What You Need to Do to Receive the Greater Value Provided by Validus' Superior Offer**

The fact that IPC's Board has agreed to an extraordinarily restrictive agreement with Max, that precludes IPC from engaging in discussions with Validus, has left us with no choice but to take our offer directly to IPC shareholders. Validus believes IPC shareholders deserve the right to choose our superior offer over the Max transaction and our three-part plan gives them that opportunity notwithstanding the continued lack of cooperation of the IPC Board. Our plan includes:

1. Soliciting IPC shareholders to vote "AGAINST" the proposed Max amalgamation
   Proxy
2. Commencing an Exchange Offer for all IPC common shares
   Related Documents
3. Pursuing a Scheme of Arrangement under Bermuda law
   Related Documents

We encourage you to read the materials on this website and continue to visit often as it will be updated frequently. We thank you for your support.

# Proxy Materials

**Vote AGAINST Max/IPC Amalgamation (PDF)**

Validus has filed definitive proxy materials with the U.S. Securities and Exchange Commission urging IPC shareholder to vote the GOLD proxy card and reject the proposed amalgamation agreement with Max, and has commenced mailing such proxy materials to IPC shareholders. Voting "AGAINST" the proposed Max amalgamation preserves IPC shareholders' opportunity to benefit from Validus' compelling and superior offer.

**Exchange Offer (PDF)**

Validus has commenced an Exchange Offer for all of the outstanding common shares of IPC. Under the terms of the Exchange Offer, IPC shareholders would receive $3.00 in cash and 1.1234 Validus voting common shares for each IPC common share, a 13.2% premium based on the closing prices of both companies the last trading day prior to the announcement of the Validus Offer. If the conditions of our Exchange Offer are satisfied, we believe we would be able to acquire IPC shares under our Exchange Offer in June.

**Scheme of Arrangement (PDF)**

Based on the decision by the Supreme Court of Bermuda on Friday, May 29th, Validus will be able to pursue a Scheme of Arrangement to acquire IPC if IPC shareholders reject the proposed Max Amalgamation. The Scheme of Arrangement, under which Validus would acquire all of the IPC common shares under the same economic terms as in the Exchange Offer, can be accomplished without the approval of the IPC Board, if sanctioned by the Bermuda court and approved by IPC shareholders at two shareholder meetings.

# Important Information

**Cautionary Note Regarding Forward-Looking Statements**

This website may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will," "may" and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into and to consummate the proposed acquisition on the terms set forth in the improved Validus amalgamation offer; 2) uncertainty as to the actual premium that will be realized by IPC shareholders in connection with the proposed acquisition; 3) uncertainty as to the long-term value of Validus common shares; 4) unpredictability and severity of catastrophic events; 5) rating agency actions; 6) adequacy of Validus' or IPC's risk management and loss limitation methods; 7) cyclicality of demand and pricing in the insurance and reinsurance markets; 8) Validus' limited operating history; 9) Validus' ability to implement its business strategy during "soft" as well as "hard" markets; 10) adequacy of Validus' or IPC's loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition; 14) potential loss of business from one or more major insurance or reinsurance brokers; 15) Validus' or IPC's ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 16) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 17) the integration of Talbot or other businesses we may acquire or new business ventures we may start; 18) the effect on Validus' or IPC's investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 19) acts of terrorism or outbreak of war; 20) availability of reinsurance and retrocessional coverage; 21) failure to realize the anticipated benefits of the proposed acquisition, including as a result of failure or delay in integrating the businesses of Validus and IPC; and 22) the outcome of litigation arising from the Validus Offer for IPC, as well as management's response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in our most recent reports on Form 10-K and Form 10-Q and the risk factors included in IPC's most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the Securities and Exchange Commission ("SEC"). Any forward-looking statements made in this website are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

**Additional Information about the Proposed Acquisition and Where to Find It:**

This website relates to the Exchange Offer by Validus to exchange each issued and outstanding common share of IPC for 1.1234 voting common shares of Validus and $3.00 in cash. This website is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, IPC common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the "Exchange Offer Documents") that Validus has filed or may file with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.

This website is not a substitute for the proxy statements that Validus has filed or may file with the SEC or any other documents which Validus may send to its or IPC's shareholders in connection with the proposed acquisition. Validus has sent a definitive proxy statement to IPC shareholders seeking proxies to oppose the issuance of IPC shares in connection with the amalgamation agreement between IPC and Max (the "Opposition Proxy Statement"). Validus has also sent a definitive proxy statement to its shareholders seeking proxies to approve the issuance of Validus voting common shares in connection with the proposed transaction between IPC and Validus (the "Validus Share Issuance Proxy Statement"). In addition, Validus has filed preliminary proxy statements with the SEC in connection with the Scheme of Arrangement (the "Scheme of Arrangement Proxy Statements").

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS, THE OPPOSITION PROXY STATEMENT, THE VALIDUS SHARE ISSUANCE PROXY STATEMENT, THE SCHEME OF ARRANGEMENT PROXY STATEMENTS AND ANY OTHER PROXY STATEMENTS OR RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. All such documents, when filed, are available free of charge at the SEC's website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Senior Vice President, at +1-441-278-9000.

**Participants in the Solicitation:**

Validus and certain of its executive officers are deemed to be participants in any solicitation of shareholders in connection with the proposed acquisition. Information about Validus' executive officers is available in Validus' proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders.

# Contact

**Proxy Solicitors:**
Donna Ackerly/Rich Gottcent
Georgeson Inc.
+1-212-440-9800
validusIPC@georgeson.com

**Media Contacts:**
Jamie Tully/Jonathan Doorley
Sard Verbinnen & Co
+1-212-687-8080
JDoorley@sardverb.com

OR

Roddy Watt/Tony Friend
College Hill
+44 (0)20 7457 2020
Roddy.Watt@collegehill.com

**Investor Relations:**
Jon Levenson, Senior Vice President
Validus Holdings, Ltd.
+1-441-278-9000
Jon.Levenson@validusre.bm